SEC
Mail Processing
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FEB 27 2018

Washington DC
408



18004909

SEC\ ~~washington, D.C. 20549~~

washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III



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SEC FILE NUMBER
8-67587

FACING PAGE
**Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING 01/01/2017 AND ENDING 12/31/2017
　　　　　　　　　　　　　　　　　　　MM/DD/YY　　　　　　　　　　　　　MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: R.J. O'Brien Securities LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

222 S. Riverside Plaza, Suite 1200
　　　　　　　　　　　　　　　(No. and Street)

Chicago　　　　　　　IL　　　　　　60606
(City)　　　　　　　(State)　　　　　(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Edward H Kelley (219) 629-0727

　　　　　　　　　　　　　　　　　　　　　　　　　　(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Moss Adams LLP
　　　　　　　　(Name – if individual, state last, first, middle name)

8750 N. Central Expressway, Suite 300　Dallas　　　　TX　　　　75231
(Address)　　　　　　　　　　　　(City)　　　　(State)　　　(Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant
must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

SEC 1410 (06-02)　　　**Potential persons who are to respond to the collection of
information contained in this form are not required to respond
unless the form displays a currently valid OMB control number.**

DM

R.J. O'BRIEN SECURITIES, LLC

Report Pursuant to Rule 17a-5(d)

Year Ended December 31, 2017

OATH OR AFFIRMATION

I, Edward H. Kelley _____, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of R.J. O'Brien Securities LLC _____, as of December 31 _____, 20 17 _____, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

OFFICIAL SEAL
LUCILLE M. CARAVETTE
Notary Public - State of Illinois
My Commission Expires 5/13/2020

Lucille M. Caravette
Notary Public

Signature

Chief Financial Officer & FINOP
Title

This report ** contains (check all applicable boxes):
- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

R.J. O'BRIEN SECURITIES, LLC

TABLE OF CONTENTS

 MOSSADAMS

Report of Independent Registered Public Accounting Firm

To the Managing Member
R.J. O'Brien Securities, LLC

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of R.J. O'Brien Securities, LLC (the Company) as of December 31, 2017, the related statements of operations, changes in member's equity, and cash flows for the year then ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2017, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures to respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Opinion on the Supplemental Information

The information in Schedule I has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The information in Schedules I is the responsibility of the Company's management. Our audit procedures include determining whether the information in Schedule I reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in Schedule I. In forming our opinion on the information in Schedule I, we evaluated whether the information in Schedule I, including its form and content is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the information in Schedule I is fairly stated in all material respects in relation to the financial statements as a whole.

Moss Adams LLP

Dallas, Texas
February 22, 2018

We have served as the Company's auditor since 2016.

R.J. O'BRIEN SECURITIES, LLC
Statement of Financial Condition
December 31, 2017

ASSETS

Cash	$	56,268
Deposit with clearing broker		250,000
Firm investments, at fair value		25,000
Prepaid expenses		1,016
Total Assets	$	332,283

LIABILITIES AND MEMBER'S EQUITY

Liabilities:		
Payable to affiliate	$	250,000
Accounts payable and accrued expenses		11,000
Total liabilities		261,000
Member's equity		71,283
Total Liabilities and Member's Equity	$	332,283

The accompanying notes are an integral part of these financial statements

R.J. O'BRIEN SECURITIES, LLC
Statement of Operations
For the Year Ended December 31, 2017

Revenues:		
Selling commission	$	16,128
Interest		191
Total revenue		16,320
Expenses:		
Operating expenses		28,599
Professional fees		8,796
Total expenses		37,394
Net Loss	$	(21,075)

The accompanying notes are an integral part of these financial statements

R.J. O'BRIEN SECURITIES, LLC
Statement of Changes in Member's Equity
For the Year Ended December 31, 2017

Balance, December 31, 2016	$	92,359
Net loss		(21,075)
Balance, December 31, 2017	$	71,283

The accompanying notes are an integral part of these financial statements

R.J. O'BRIEN SECURITIES, LLC
Statement of Cash Flows
For the Year Ended December 31, 2017

Cash flows from operating activities

Net loss	$	(21,075)
Adjustments to reconcile net loss to net cash		
provided (used) by operating activities:		
Change in assets and liabilities:		
Increase in prepaid expense		(366)
Decrease in payable to affiliate		(1,116)
Decrease in accounts payable and accrued expenses		(7,098)
Net cash used by operating activities		(29,655)

Cash flows from investing activities

Net cash provided (used) by investing activities		--

Cash flows from financing activities

Net cash provided (used) by financing activities		--

Net decrease in cash		(29,655)
Cash at beginning of period		85,923
Cash at end of period	$	56,268

The accompanying notes are an integral part of these financial statements

Note 1 - Summary of Significant Accounting Policies

The accounting and reporting policies of R.J. O'Brien Securities, LLC (the "Company") conform to U.S. generally accepted accounting principles and to general practices within the securities industry. The following is a description of the more significant of those policies that the Company follows in preparing its financial statements. The financial statements present the financial position and results of operations of the Company, a single-member Delaware limited liability company.

Organization

The Company, a wholly-owned subsidiary of JVMC Holdings Corp. (the "Parent"), is a registered broker-dealer in securities under the Securities Exchange Act of 1934. The Company's engages in two types of business. The Company serves as lead selling agent for a commodity pool administered by an affiliated entity, which engages in the trading of commodity futures and options contracts. The company also facilitates trades in equity options for clients of an affiliated entity on an agency basis that are given up to another broker-dealer for clearing. As of December 31, 2017, the Company did not have any significant operations. In addition, the Company does not carry any margin accounts and does not hold funds or securities for customers. The Parent makes capital contributions as necessary to cover any regular operating or regulatory requirements.

Fair Value Measurements

Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The investment assets and liabilities of the Company are measured and reported at fair value.

Income Taxes

The Company is organized as a limited liability company and has no federal tax liability. State tax liabilities are determined under individual state laws of which none were payable. Temporary differences between the amounts reported in the financial statements and the tax basis of assets and liabilities result in deferred taxes. The Company is a single-member limited liability company, which is disregarded for federal income tax purposes.

The Company has reviewed the guidance for how uncertain tax positions should be recognized, measured, presented and disclosed in the financial statements. The Company has evaluated such implications for all open tax years, and has determined there is no impact to the Company's financial statements as of December 31, 2017.

Any potential interest and penalty associated with a tax contingency, should one arise, would be included as a component of income tax expense in the period in which the assessment arises. The Company's income tax returns generally remain subject to examination by the regulatory authorities for three to five years from the date the return is due including extensions.

Revenue Recognition

The Company earns selling commissions on the sale of units in the RJO Global Trust, a commodity pool administrated by an affiliated entity. The Company also earns commissions for facilitating equity options trading for the clients of an affiliated entity. Selling commissions are reflected in the period in which assets are raised for the affiliate. The Company accrues interest on its investments in the period when earned.

Additionally, the Company acts as a wholesale broker-dealer facilitating transactions for its affiliate, OASIS Investment Strategies LLC. The Company does not earn any commissions or compensation for these transactions.

Note 1 - Summary of Significant Accounting Policies, continued

Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Recent Pronouncements

On May 28, 2014, the FASB issued Accounting Standards Update ("ASU") 2014-09, *Revenue from Contracts with Customers,* which requires an entity to recognize the amount of revenue to which it expects to be entitled for the transfer of promised goods or services to customers. The ASU will replace most existing revenue recognition guidance in U.S. GAAP when it becomes effective. The standard permits the use of either the retrospective or cumulative effect transition method. In July 2015, the FASB voted to delay the effective date of this ASU by one year. The ASU will be effective for the Company's year ending December 31, 2018. The Company has not yet selected a transition method nor has it determined the effect of the standard on its ongoing financial reporting.

Note 2 - Related Parties

The Company has an amount payable to its parent company, JVMC Holdings Corp. (Holdings) of $250,000 that is due on demand and bears no interest. This payable is directly related to funding the firm's clearing deposit of $250,000 with its clearing firm.

The Company also maintains an expense sharing agreement with an affiliated entity, R.J. O'Brien & Associates LLC (RJA), under which RJA pays certain expenses on behalf of the company. No amounts were outstanding under this agreement at December 31, 2017.

The Company and its affiliates are related parties under common control of the Parent and the existence of that control could create operating results and financial positions different than if the entities were autonomous.

Note 3 - Net Capital

As a broker-dealer, the Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital. Rule 15c3-1 requires that the Company maintain minimum net capital, as defined, of $17,400 at December 31, 2017, and requires that the ratio of "aggregate indebtedness" to "net capital," as those terms are defined by the Rule, may not exceed 15 to 1. At December 31, 2017, the Company had net capital of $69,768, which was $52,368 in excess of its required net capital and its ratio of indebtedness to net capital was 3.74 to 1.

Note 4 - Fair Value Measurements

The Company has established a three-level valuation hierarchy for disclosure of fair value measurements. The valuation hierarchy is based upon the transparency of inputs to the valuation of an asset or liability as of the reported date. The three levels are defined as follows:

Level 1 – quoted prices in active markets are available for identical assets or liabilities as of the reported date.

Level 2 – quoted prices in markets that are not active or other pricing inputs that are either directly or indirectly observable as of the reported date.

Level 3 – prices or valuation techniques that are both significant to the fair value measurement and unobservable as of the reported date. These financial instruments do not have active markets and are measured using management's best estimate of fair value, where the inputs into the determination of fair value require significant management judgment or estimation.

An asset's or liability's categorization within the valuation hierarchy is based upon the lowest level of input that is significant to the fair value measurement. The fair value hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3).

The Company's investments consist of a money market mutual fund and are valued under the market approach through the use of unadjusted quoted market prices available in an active market and are classified with Level 1 of the valuation hierarchy.

There were no transfers into or out of the Level 1, 2 and 3 categories in the fair value measurement hierarchy for the year ended December 31, 2017. The Company did not hold any financial liabilities measured at fair value at December 31, 2017.

Supplemental Information

Pursuant of Rule 17a-5 of the

Securities Exchange Act of 1934

as of

December 31, 2017

Schedule I

R.J. O'BRIEN SECURITIES, LLC
Computation of Net Capital Under Rule 15c3-1
of the Securities and Exchange Commission
As of December 31, 2017

COMPUTATION OF NET CAPITAL

Total member's equity qualified for net capital	$	71,283
Add:		
Other deductions or allowable credits		--
Total capital and allowable subordinated liabilities		71,283
Deductions and/or charges:		
Non-allowable assets:		
Prepaid expense		(1,016)
Net capital before haircuts on securities positions		70,267.93
Haircuts on securities (computed, where applicable, pursuant to Rule 15c3-1(f))		500
Net capital	$	69,768

AGGREGATE INDEBTEDNESS

Items included in statement of financial condition:		
Accounts payable and accrued expenses	$	11,000
Due to affiliate		250,000
Total aggregate indebtedness	$	261,000

Schedule I (continued)

R.J. O'BRIEN SECURITIES, LLC
Computation of Net Capital Under Rule 15c3-1
of the Securities and Exchange Commission
As of December 31, 2017

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Minimum net capital required (6 2/3% of total aggregate indebtedness)	$	17,400
Minimum dollar net capital requirement of reporting broker or dealer	$	5,000
Net capital requirement (greater of above two minimum requirement amounts)	$	17,400
Net capital in excess of required minimum	$	52,368
Net capital less greater of aggregate indebtedness or 120% of min net capital	$	43,668
Ratio: Aggregate indebtedness to net capital		3.74 to 1

RECONCILIATION WITH COMPANY'S COMPUTATION

There were no material differences in this computation of net capital and the corresponding computation prepared by the Company and included in the unaudited Form X-17A-5 Part II FOCUS Report as of the same date.

Report of Independent Registered Public Accounting Firm

On Management's Exemption Report

Required By SEC Rule 17a-5

Year Ended December 31, 2017

 MOSSADAMS

Report of Independent Registered Public Accounting Firm

To the Managing Member
R.J. O'Brien Securities, LLC

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) R.J. O'Brien Securities, LLC (the Company) identified the following provisions of 17 C.F.R. §15c3-3(k) under which R.J. O'Brien Securities, LLC claimed an exemption from 17 C.F.R. §240.15c3-3: (2)(i) and (2)(ii) (the exemption provisions) and (2) R.J. O'Brien Securities, LLC stated that R.J. O'Brien Securities, LLC met the identified exemption provisions throughout the most recent fiscal year without exception. R.J. O'Brien Securities, LLC's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about R.J. O'Brien Securities, LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) and (2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Moss Adams LLP

Dallas, Texas
February 22, 2018

MANAGEMENT'S EXEMPTION REPORT

R.J. O'Brien Securities, LLC (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5 "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. §240.17a-5(d)(1) and (4). To the best of its knowledge and belief the Company states the following:

1) The Company claimed an exemption from 17 C.F.R. §240.15c3-3 under the following provisions of 17 C.F.R. §240.15c3-3(k)(2)(i) and 17 C.F.R. §240.15c3-3(k)(2)(ii)

2) The Company met the identified exemption provisions in 17 C.F.R. §240.15c3-3(k) throughout the period from January 1, 2017 to December 31, 2017

R.J. O'Brien Securities, LLC

I, Edward Keiley, swear (or affirm) that, to the best of my knowledge and belief, this Exemption Report is true and correct.

By

Title: FINOP and Chief Financial Officer

February 20, 2018